Mail Stop 3720

May 19, 2006

Via U.S. Mail and Fax (1-800-561-0883)

Mr. Emil Hensel
Chief Financial Officer
Cross Country Healthcare, Inc.
6551 Park of Commerce Blvd., N.W.
Boca Raton, FL 33487

> **RE:** **Cross Country Healthcare, Inc.**
> **Form 10-K for the Year ended December 31, 2005**
> **Filed March 9, 2006**
> **File No. 000-33169**

Dear Mr. Hensel:

We have reviewed your supplemental response letter dated May 9, 2006 as well as your filing and have the following comment. As noted in our comment letter dated April 26, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

1.   We note in your response to comment 1 that, for purposes of testing goodwill for impairment, you aggregate all of the businesses in your healthcare staffing segment into one reporting unit.   Please provide us a more comprehensive analysis that demonstrates that this policy in consistent with the guidance in SFAS No. 142. In your analysis you should separately identify each of the businesses included in the healthcare staffing segment and, for each, address each of the criteria identified in paragraph 17 of SFAS No.131 and explain how they are similar to the others. Also, provide us the gross margins earned by each of the component businesses in each of the last five years.

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Please respond to the comment within 10 business days or tell us when you will provide us with a response. You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3351 or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director